FOIA Confidential Treatment Requested

June 23, 2011

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3720
Washington D.C. 20549-3561

Re:   DIRECTV
Form 10-K for the year ended December 31, 2010 filed February 28, 2011
Definitive Proxy Statement filed March 18, 2011
Commission file number: 1-34554

Dear Mr. Spirgel:

We have prepared the following response to address the comments contained in your letter dated June 9, 2011 regarding the above-referenced filings.

As requested in your letter, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, our responses correspond to the format of your letter.
Confidential Treatment Requested by DIRECTV

Form 10-K for the fiscal year ended December 31, 2010

Business, page 2

General

1.
We note throughout your disclosure you reference the significance of the NFL Sunday Ticket Package for the NFL professional football season in relation to your DIRECTV U.S. business segment. On page 41, you state that your “subscriber count” includes seasonal subscribers. In future filings, please discuss the extent to which this segment (or others) is or may be seasonal. Refer to Item 101(c)(v) of Regulation S-K. Include discussion related to seasonality in your Management’s Discussion and Analysis as appropriate.

Response

    On page 41 of our Form 10-K, we disclose that “The total number of subscribers represents the total number of subscribers actively subscribing to our service, including seasonal subscribers, subscribers who are in the process of relocating and commercial equivalent viewing units.” The term “seasonal subscriber” as used in this disclosure refers to those subscribers who have suspended their account for a particular season of the year because they are temporarily away from their primary residence. For example, a subscriber who spends a season at a vacation home will temporarily suspend the service at their primary residence. We include that subscriber in our subscriber count as they are an active subscriber who has merely temporarily suspended and not cancelled their service. Such “seasonal subscribers” constitute less than 2% of our total subscriber base.  We will revise this disclosure in future filings to avoid confusion. Subscribers are generally required to maintain a base package subscription in order to receive seasonal sports programming, so we typically do not have subscribers for only a season.

    Our business does not experience a material concentration of operating profits or net income in any one quarter of the year; therefore, we do not view our business as seasonal. We do experience higher revenues during the fourth quarter of the year related to sales of the NFL Sunday Ticket Package; however we also experience increased broadcast programming costs so the effect on net income is not material to our consolidated financial statements. Accordingly, we do not believe that discussion of seasonality in our Management’s Discussion and Analysis would be material for users of our financial statements.

Liquidity and Capital Resources, page 50

2.
You have disclosed that you have a contract with the NFL, that even if there are no games played in 2011 you are obligated to make certain contractual payments. Please clarify the nature of the contractual payments; how much of the payments are non-refundable, and how much of the payments can be applied to future seasons. You also note that if the entire 2011 season is cancelled, you will have rights to an extra season, please clarify if any of the contractual payments that you may be required to pay will go toward the extra season.

Response

    [We have submitted additional confidential information under seperate cover on paper pursuant to Rule 83.]

    The following summary includes confidential terms of our agreement with NFL Enterprises LLC, or the NFL.  We are providing this information to the Staff in order to provide additional context regarding the disclosures cited above.  Under our agreement with the NFL, we are required to treat such terms as confidential, non-public information.

    Under the terms of our agreement with the NFL, we are entitled to broadcast four separate seasons of professional football beginning with the 2011 season, even if an entire season is cancelled. In the event of a partial season due to a work stoppage, fees for that season are prorated, subject to a minimum non-refundable fee for the season of $[***REDACTED***] million. In 2011, if at least [***REDACTED***] of the scheduled 16 games are played, the fees would be effectively prorated, and in the event of a season of [***REDACTED***] or fewer games, the fee is fixed at the minimum of $[***REDACTED***] million.  Fees would be prorated, with no minimum fee, in the event of a work stoppage in a second, third or fourth season.  In the event of a cancellation of the 2011 season, the contract payment schedule changes and includes the minimum nonrefundable payment in 2011, as described in the schedule below.

    During the first partial or cancelled season, the NFL, at its option, can also request an additional advance of up to $[***REDACTED***] million.  Subsequent payments under the contract would be reduced dollar for dollar by the amount of any advance.  We do not believe that the minimum or advance payments will have a material effect on our liquidity as our business generates significant cash flows from operations and we currently have a $2 billion undrawn revolving credit facility.

The fee schedules are as follows:

Cash payments (in millions):
	2011	2011
	Season	Season
Season	Played	Cancelled
2011 *	$[***REDACTED***]	$[***REDACTED***]
2012	[***REDACTED***]	[***REDACTED***]
2013	[***REDACTED***]	[***REDACTED***]
2014	[***REDACTED***]	[***REDACTED***]
2015	[***REDACTED***]	[***REDACTED***]
Total	$[***REDACTED***]	$[***REDACTED***]

*Does not include optional advance of up
 to $[***REDACTED***] million to NFL for partial or full
season cancellation

Because of the range of possible outcomes as discussed above, the status of negotiations between the NFL and the NFL players union at the time of the filing of our Form 10-K, and the confidential nature of the specific terms of our contract with the NFL, we determined that the most informative disclosure would include our requirements to make contractual payments, and the potential impact of a work stoppage on revenues and operating cash flows.  We continue to believe that this constitutes an appropriate disclosure for the users of our financial statements.  Please refer to our response to comment 3 below for additional information regarding the potential materiality of a work stoppage.

Confidential Treatment Requested by DIRECTV

3.
You have disclosed that subscriber revenue and cash flows from operating activities would decrease if part or the full NFL season is cancelled. Please provide quantitative analysis of this uncertainty in terms of lost revenue and cash flows.

Response

    [We have submitted additional confidential information under seperate cover on paper pursuant to Rule 83.]

    As discussed in our previous response, there are a wide range of possible outcomes for a partial or complete season cancellation. In the event of the cancellation of the 2011 NFL season, we anticipate lower revenues from sales of our NFL Sunday Ticket Package, and lower programming costs due not only to the absence of fees for the NFL Sunday Ticket Package, but also contractual rate reductions from certain other programming providers.  We also anticipate a modest reduction in subscriber acquisition costs because the NFL Sunday Ticket Package would not be included in our marketing offers. As a result of these factors, a cancellation of the entire season would result in an improvement in operating profit and operating profit before depreciation and amortization, or OPBDA, for 2011.   In addition to these lower revenues and costs, there would be a reduction in operating cash flows from the contractual payments, however the impact is tempered by the fact that half of the contractual payments are due during the year of the season and half are due in the subsequent year.  The following table was prepared for a recent review of the financial implications of a cancellation of the season with our board of directors and explains the (unfavorable)/favorable impact of a complete 2011 season cancellation to our 2011 financial results:

2011
$'s in millions
Revenue	$[***REDACTED***]
OPBDA	[***REDACTED***]
Operating cash flows (1)
Minimum payment only	[***REDACTED***]
Minimum and optional payment	[***REDACTED***]

(1) Half of each of the $[***REDACTED***] million minimum and $[***REDACTED***] million optional payments are in 2011 .

    These “worst case” amounts represent [***REDACTED***]% of forecasted DIRECTV U.S. segment revenues, [***REDACTED***]% of forecasted DIRECTV U.S. segment OPBDA and the minimum payment forecast represents [***REDACTED***]% of forecasted DIRECTV U.S. segment operating cash flows for 2011.

    The impact to operating profits is positive and the potential impact to cash flows from operating activities, while negative, is not material to our overall financial performance or liquidity. Additionally, our agreement with the NFL is confidential and quantifying the various possible outcomes would disclose sensitive competitive information.   We believe the disclosures made in our Form 10-K appropriately explain the implications of a work stoppage to the users of our financial statements.  We continue to carefully monitor the developments in this matter, and expect to revise our disclosures as new information becomes available.

Notes to the Consolidated Financial Statements

Note 5- Satellites, Net and Property and Equipment, Net, page 76

4.
You note that you depreciate your set-top receivers over a three year useful life, but on the table on page 76, the range is 3-7 years. Please clarify the amount of set-top receivers that are amortized over three years versus those that have a longer life.

Response

We capitalize set-top receivers under our lease model at our DIRECTV U.S. segment using a useful life of 3 years and at our DIRECTV Latin America segment using a useful life of 3 to 7 years. Certain set-top receivers capitalized at our DIRECTV Latin America segment are depreciated over seven years, due primarily to higher historical recovery and re-use rates, and slower technological obsolescence, as compared with our DIRECTV U.S. segment.

The disclosure on the table on page 76 of our Form 10-K includes set-top receivers from both segments; therefore, we have disclosed the range of 3-7 years as the useful life. As of December 31, 2010, approximately $6.2 billion of our $7.0 billion of capitalized leased set-top receivers are depreciated over 3 years.

Following that table, we disclosed an estimate of the impact on depreciation expense were we to increase the useful life of set-top receivers at DIRECTV U.S. from three to four years. This disclosure is specific to the DIRECTV U.S. business only.

In future filings we will revise the disclosure regarding a possible change in estimate to clarify the portion of the consolidated set-top receiver balance which is at the DIRECTV U.S. segment and subject to the change in estimate.

Note 19- Commitments and Contingent Liabilities

Litigation, page 102

5.
In your disclosure of legal matters you state that such litigation is not expected to have a “material adverse effect” on your “consolidated financial statements”. It is unclear whether the phrase “material adverse” represents a higher threshold than the term “material”. Please revise this language in future filings to ensure that your disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof, and provide us with your proposed disclosure.

Response

We used the term “adverse” to clarify that we do not expect the impact of our pending litigation to have a material negative impact on our consolidated financial statements.  It was not intended to represent a higher threshold than the term “material”. We will exclude the term “adverse” in future filings and instead state that litigation is not expected to have a “material effect on our consolidated financial statements”.

Confidential Treatment Requested by DIRECTV

Intellectual Property, page 103

6.
We note that in your disclosure of contingencies related to intellectual property litigation, you state that it is possible that there may be a material effect on your results of operations in any particular period. It is not clear from this disclosure if management has determined the range of possible loss for the various contingencies. If it is reasonably possible that the outcome of these matters may result in a liability that materially exceeds the amount already accrued, paragraphs 3-5 of ASC 450-20-50 require disclosure of the range of reasonably possible loss or a clear statement that a range cannot be estimated. Please clarify and revise the disclosures regarding these uncertainties to conform with the requirement of ASC 450, or explain why no modification is necessary.

For those matters for which you cannot estimate a range, in your response please provide the following:
•	An explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure; and
•
The nature of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief. For each of these filings, please explain why a range of reasonably possible loss cannot be determined.

Response:

    We acknowledge your comments on our disclosure regarding intellectual property litigation and compliance with the provisions of ASC 450.  In each case of such pending litigation, we have either made the determination, based on the information available at the time, that liability is not a reasonable possibility or we have established an accrual and have made the determination that liability above the amount accrued is not a reasonable possibility.  The portion of the disclosure specifically cited in your comment (that the final disposition of these matters “could possibly be material to our consolidated results of operations of any one period”), was provided due to the factually complex nature and inherent uncertainty of such proceedings and because an adverse determination regarding key intellectual property, even though believed to be remote, could have a material financial or operational impact on the Company in any one period.  To clarify the intent, we propose to revise our future filings substantially as shown below:

We are a defendant in several unrelated lawsuits claiming infringement of various patents relating to various aspects of our businesses.  In certain of these cases, other industry participants are also defendants and, also in certain these cases, we expect that any potential liability would be the responsibility of our equipment vendors pursuant to applicable contractual indemnification provisions.  To the extent that the allegations in these lawsuits can be analyzed by us at this stage of their proceedings, we believe the claims are without merit, and intend to defend the actions vigorously.  We have determined that the likelihood of a material liability in such matters is remote or have made appropriate accruals and the final disposition of these claims is not expected to have a material ~~adverse~~ effect on our consolidated financial position.  However, if an adverse ruling is made in a lawsuit involving key intellectual property, such ruling~~but~~ could result in a loss that would be material to our consolidated results of operations of any one period.  No assurance can be given that any adverse outcome would not be material to our consolidated financial position.

    We have an established process as part of our preparation for our quarterly financial filings where the status of each significant case is discussed.  These discussions include each in-house attorney responsible for the particular litigation, the attorneys responsible for preparation and review of the quarterly filings, and representatives of our accounting and financial staffs.  The consideration of litigation includes input from the responsible attorney on the status of the matter, whether a determination as to the likelihood of damages can be made and, if appropriate, whether an adverse ruling is reasonably possible and whether the probability of damages is such that a reserve for that litigation should be established and the appropriate amount.

    We note your request for information on the relief requested by plaintiffs in public filings in those matters where we are unable to estimate a range.   While we do not currently have any such matters pending, we are concerned that this implies that such demands for relief can provide a reasonable basis for an estimate of the range in any matter where loss is determined to be reasonably possible.  Specifically, we are concerned that disclosures based on such claims, particularly in intellectual property litigation,  would have the potential to mislead investors who may believe such claims or other estimates to be a more reliable predictor of future results than they actually are (and thereby potentially create claims by investors that inappropriately relied on such disclosures)  and may also result in prejudice in legal proceedings particularly where such disclosure is required for a single case or for a small number of proceedings.

    The concerns regarding reliance on plaintiff demands or any derivative of those demands to generate such an estimate is amply demonstrated by our experience in our litigation with Finisar Corporation.  Finisar Corporation filed a patent infringement action in 2005 and was seeking damages in excess of $1.6 billion, plus interest and increased damages for alleged willful infringement.  Following trial, in 2006, the jury determined that DIRECTV had willfully infringed the subject patent and awarded approximately $79 million in damages.  The court increased this amount by $25 million because of the finding of willful infringement and awarded pre-judgment interest of $13 million.  Our assessment of the likelihood of loss in this case ranged from remote to reasonably possible following the jury verdict, but never probable.  Finally, following various appellate proceedings the Court of Appeals reversed the judgment and remanded to the trial court, which subsequently entered a grant of summary judgment in favor of DIRECTV on all claims.

    This case aptly demonstrates there may be little value in disclosing the amount of the damages claimed by plaintiffs as part of the disclosure process.  There are no constraints placed upon submission of such claims and generally no consequences for inflated claims.  Consequently, it would be our intent to develop such estimates based upon our knowledge and understanding of the substantive claims in the litigation and information developed through the pleading and discovery process and include appropriate disclosures in our future filings.

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

2010 Director Compensation, page 25

Payments and Promises of Payments Pursuant to Director Legacy Programs…., page 26

7.
We note your disclosure of dollar amounts awarded under the Charitable Matching Gift Program and discussion. You state that the company will match gifts dollar-for-dollar in any calendar year “under guidance and limits applicable to both employees and directors.” In future filings, please revise your disclosure to discuss the material terms of this program including specific guidelines and limits applicable. Refer to Instruction 1 to Item 402(k)(2)(vii) of Regulation S-K.

Response:

    We will revise our disclosure in future filings to discuss the material terms of our Charitable Matching Gift Program in compliance with the requirements of  Instruction 1 to Item 402(k)(2)(vii) of Regulation S-K.

*    *    *    *

We hope that this letter adequately addresses your comments. Please contact John Murphy, Senior Vice President, Controller and Chief Accounting Officer at: (310) 964-0714 (phone), (310) 964-0882 (fax), or JFMurphy@directv.com (e-mail) should you have additional comments or require additional information.

Sincerely,

/s/ PATRICK T. DOYLE

Patrick T. Doyle
Executive Vice President and Chief Financial Officer

Confidential Treatment Requested by DIRECTV
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